Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2008

Mr. August J. Moretti
Senior Vice President and Chief Financial Officer
Alexza Pharmaceuticals, Inc.
1020 East Meadow Circle
Palo Alto, CA   94303

Re: Alexza Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 29, 2007 and as amended on April 10, 2007
File No. 0-51820

Dear Mr. Moretti:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                                  Sincerely,

                                                  Joel Parker
                                                  Accounting Branch Chief